20549-0408

                           May 11, 2005


Gary Ocepek
President
Ottawa Savings Bancorp, Inc
925 LaSalle Street
Ottawa, Illinois  61350

Re: Ottawa Savings Bancorp, Inc.
       Form SB-2, amendment number 1, filed May 3, 2005
       File Number 333-123455

Dear Mr. Ocepek:

      We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization - page 24
1. Please review for presentational consistency and revise as necessary the number of shares offered for each scenario shown in various tables, including but not limited to: Use of Proceeds - page
21, Regulatory Capital Compliance - page 25, and the Pro Forma Data section - pages 26 to 31.





Regulatory Capital Compliance - page 25

2. Please revise the table to include the data for each of the offering scenarios discussed in the explanatory paragraph preceding the table. As presented, all the scenarios provided have the same results.

Management`s Discussion and Analysis of Results of Operations and
Financial Condition

Rate/Volume Analysis - page 38

3. Please revise the table to include the 2003 comparison from
2002
or advise why the data has been excluded. Refer to Item 1.C of Industry Guide III.

Allowance for Loan Losses  - page 51

4. Please revise the discussion of the increase in the unallocated category of your loan loss allowance to specifically address what effect the changes in asset quality of the loan portfolio have had on the provision and allowance allocation.

5. Supplementally, please describe any understandings or agreements you may have with your regulators concerning current and future estimate changes in your loan loss provision and allowance.



      *  *  *  *  *




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






      Direct any questions on accounting matters to Paula Smith at 202-551-3696, or to Don Walker, Senior Assistant Chief Accountant, at
202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3417.

      						Sincerely,



							Barry McCarty
      Senior Counsel

By fax : J. Brett Pritchard
	  Fax number 312-443-0336




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Ottawa Savings Bancorp, Inc.
Page 3